SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
(Mark One)
FORM 11-K
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number:1-8610
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AT&T RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AT&T INC.
208 S. Akard, Dallas, Texas 75202

AT&T SAVINGS PLAN
AT&T RETIREMENT SAVINGS PLAN
AT&T PUERTO RICO SAVINGS PLAN
AT&T PUERTO RICO RETIREMENT SAVINGS PLAN

Financial Statements, Supplemental Schedules and Exhibit

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Plan Administrator
of the AT&T Savings Plan, AT&T Retirement Savings Plan, AT&T Puerto Rico Savings Plan and AT&T Puerto Rico Retirement Savings Plan

We have audited each of the accompanying statements of net assets available for benefits of the AT&T Savings Plan, AT&T Retirement Savings Plan, AT&T Puerto Rico Savings Plan and AT&T Puerto Rico Retirement Savings Plan (collectively referred to as the Plans) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for each of the Plans for the year ended December 31, 2010. These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plans’ internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plans’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements for each of the Plans referred to above present fairly, in all material respects, the net assets available for benefits for each of the Plans at December 31, 2010 and 2009, and the changes in their net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements for each of the Plans taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2010, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. These supplemental schedules are the responsibility of the Plans’ management. The supplemental schedules have been subjected to auditing procedures applied in our audits of the financial statements for each of the Plans, and in our opinion, are fairly stated in all material respects in relation to the financial statements for each of the Plans taken as a whole.

Dallas, Texas                                                                                                           /s/ Ernst & Young LLP
June 17, 2011

Statements of Net Assets Available For Benefits
December 31, 2010
(Dollars in Thousands)

Assets	AT&T Savings Plan	AT&T Retirement Savings Plan	AT&T Puerto Rico Savings Plan	AT&T Puerto Rico Retirement Savings Plan
Investment in AT&T Savings Plan Master Trust, at fair value (Note 4)	$21,582,410	$580,462	$39,812	$5,911

Receivables:
Notes receivable from participants	475,022	54,645	3,055	897
Employer contribution receivable	61	1,265	-	29
Participant contribution receivable	163	2,325	3	55
Net assets reflecting investments at fair value	22,057,656	638,697	42,870	6,892

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(242,945)	(4,903)	(507)	(44)

Net Assets Available for Benefits	$21,814,711	$633,794	$42,363	$6,848

See Notes to Financial Statements.

Statements of Net Assets Available For Benefits
December 31, 2009
(Dollars in Thousands)

Assets	AT&T Savings Plan	AT&T Retirement Savings Plan	AT&T Puerto Rico Savings Plan	AT&T Puerto Rico Retirement Savings Plan
Investment in AT&T Savings Plan Master Trust, at fair value (Note 4)	$19,499,212	$447,239	$14,812	$4,732

Notes receivable from participants	455,093	43,814	1,080	714
Net assets reflecting investments at fair value	19,954,305	491,053	15,892	5,446

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(102,825)	(2,071)	(89)	(18)

Net Assets Available for Benefits	$19,851,480	$488,982	$15,803	$5,428

See Notes to Financial Statements.

Statements of Changes in Net Assets Available For Benefits
For the Year Ended December 31, 2010
(Dollars in Thousands)

	AT&T Savings Plan	AT&T Retirement Savings Plan	AT&T Puerto Rico Savings Plan	AT&T Puerto Rico Retirement Savings Plan
Net Assets Available for Benefits, December 31, 2009	$19,851,480	$488,982	$15,803	$5,428

Additions to Net Assets
Contributions:
Participant contributions	823,902	81,649	2,349	803
Employer contributions	374,075	48,142	1,502	537

Investment Income:
Net income from investment in AT&T Savings Plan Master Trust	2,185,953	60,693	4,010	677

Interest income on notes receivable from participants	24,071	2,300	91	36

Total Additions	3,408,001	192,784	7,952	2,053

Deductions from Net Assets
Administrative Expenses	8,851	3,623	89	41
Distributions	1,457,872	69,344	1,975	593

Total Deductions	1,466,723	72,967	2,064	634

Net increase before transfers	1,941,278	119,817	5,888	1,419

Net transfers from affiliated plans (Note 1)	21,953	24,995	20,672	1

Net Assets Available for Benefits, December 31, 2010	$21,814,711	$633,794	$42,363	$6,848

See Notes to Financial Statements.

Notes to Financial Statements
(Dollars in Thousands)

1.	Plan Descriptions

The following descriptions provide only general information. Detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and plan expenses are provided in the plan texts and prospectuses. The AT&T Savings Plan, AT&T Retirement Saving Plan, AT&T Puerto Rico Savings Plan and AT&T Puerto Rico Retirement Savings Plan (collectively referred to as the Plans) are defined contribution plans and are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The AT&T Savings Plan (ASP) was originally established by SBC Communications Inc. (SBC) to provide a convenient way for eligible management and certain non-management, non-collectively-bargained for employees of participating AT&T Inc. (AT&T or the Company) companies to save for retirement on a regular and long-term basis. In connection with the November 2005 merger of AT&T Corp. (ATTC), SBC changed its name to AT&T.

The AT&T Retirement Savings Plan (ARSP) was originally established by BellSouth Corporation (BellSouth) to provide a convenient way for eligible non-management and bargained for employees of participating BellSouth companies to save on a regular and long-term basis. In December 2006, BellSouth was acquired by AT&T.

The AT&T Puerto Rico Savings Plan (ASP-PR) was originally established by ATTC to provide a convenient way for eligible management employees of participating ATTC companies to save on a regular and long-term basis. In November 2005, ATTC was acquired by AT&T, formerly SBC.

The AT&T Puerto Rico Retirement Savings Plan (ARSP-PR) was originally established by AT&T to provide a convenient way for eligible employees of its Puerto Rico subsidiary, CCPR Services Inc., and certain affiliates, to save on a regular and long-term basis.

All savings plans sponsored by AT&T allow for the transfer of participant balances between plans as participants transfer between positions within AT&T subsidiaries. Additionally, in 2010, AT&T amended the Plans to merge the participant account balances and assets of the Centennial Communications Corp. Retirement Investment Plan, effective on June 1, 2010 and November 16, 2010 and the Centennial PR Operations Corporation Retirement Investment Plan, effective on June 1, 2010, into the Plans, based on the eligibility provisions of each of the Plans.

The Plans participate in the AT&T Savings Plan Master Trust (AT&T Master Trust) for certain participant investment fund options as described below. The AT&T Master Trust invests in the AT&T Savings Group Investment Trust (Group Trust) for the remaining participant investment fund options. The Bank of New York (BNY) Mellon Corporation (BNY Mellon) serves as trustee for both the AT&T Master Trust and Group Trust. With respect to the ASP-PR and ARSP-PR, BNY Mellon serves as a U.S. custodian pursuant to a custodian agreement and effective April 30, 2010, Oriental Financial Group serves as trustee for these two plans. Prior to April 30, 2010, Eurobank served as trustee for these two plans. Fidelity Investments Institutional Operations Company, Inc. (Fidelity) serves as record keeper for the Plans.

During 2010, participants could invest their contributions in one or more of 11 funds in 1% increments:

• AT&T Total Return Bond Fund*	• Small and Mid-Sized U.S. Stock Index Fund**
• AT&T U.S. Stock Fund*	• International Stock Index Fund**
• AT&T International Stock Fund*	• Large Cap U.S. Stock Index Fund**
• AT&T Stable Value Fund*	• AT&T Shares Fund**
• AT&T Age-Based Asset Allocation Funds (based on retirement date)**	• Fidelity BrokerageLink®**1
• Total U.S. Stock Market Index Fund**
1Not available in the ASP-PR and ARSP-PR
*   Investment fund option of the Group Trust.
** Investment fund option of the AT&T Master Trust.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Participants contribute to the Plans through payroll allotments. The Company contributes to the Plans by matching the participants’ contributions based on the provisions of the respective plan. For the ASP, some matching contributions are made in the form of cash and are participant directed immediately upon allocation. The majority of Company matching contributions for the ASP and all Company matching contributions for the ARSP, ASP-PR and ARSP-PR are made solely in the form of shares of AT&T’s common stock held in an Employee Stock Ownership Plan (ESOP), which is a separate investment account of the Plans. Vested Company contributions made to the Plans that are invested in the ESOP can be immediately diversified into any of the fund options above.

Dividends on shares in the AT&T Shares Fund and the ESOP can either be reinvested in the AT&T Shares Fund on a quarterly basis, or paid into a separate fund known as a Dividend Fund Account (DFA) for distribution at the end of the year. Interest earned on dividends held in the DFA purchases additional units of the AT&T Shares Fund in the participant’s account. During 2010, participants elected to receive the following dividend distributions, which are included in distributions on the statements of changes in net assets available for benefits.

Plan	Dividend Distribution
ASP	$36,369
ARSP	489
ASP-PR	-
ARSP-PR	-

Each participant is entitled to exercise voting rights attributable to the AT&T shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. Subject to the fiduciary provisions of ERISA, the trustee will not vote any allocated shares for which instructions have not been given by the participant. The trustee votes any unallocated shares in the same proportion as it votes those shares that were allocated to the extent the proportionate vote is consistent with the trustee’s fiduciary obligation under ERISA. Participants have the same voting rights in the event of a tender or exchange offer.

Although it has not expressed any intent to do so, AT&T has the right under the Plans to discontinue its contributions at any time and to terminate the Plans subject to the provisions of ERISA. In the event that the Plans are terminated, subject to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

Administrative and Operating Expenses; Investment Manager Fees  Except to the extent paid by the Company, all expenses incident to the administration and operation of the Plans are charged to participants, either directly to their accounts or through the investment funds offered under the Group Trust or AT&T Master Trust, in accordance with administrative procedures established by the plan administrator.  Investment manager fees are charged through the investment funds.  Expenses charged directly to participant accounts (e.g., recordkeeping, communications fees) are reflected as a periodic fee on the participant account statements.  In addition, expenses and fees with respect to certain transactions and services (e.g., plan loan initiation fees) are charged directly to participants who incur them rather than to the Plans as a whole.

2.	Accounting Policies

The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP), which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Distributions are recorded when paid.

Investment Valuation and Income Recognition Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Investments in securities not traded on a national securities exchange are valued using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Shares of registered investment companies are valued based on quoted market prices, which represent the net asset value of shares held at year-end. Over-the-counter (OTC) securities and government obligations are valued at the bid price or the average of the bid and asked price on the last business day of the year from published sources where available and, if not available, from other sources considered reliable. Depending on the types and contractual terms of OTC derivatives, fair value is measured using valuation techniques, such as Black-Scholes option pricing models, simulation models or a combination of various models.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Common/collective trust funds and 103-12 investments entities (i.e., an investment entity that holds the assets of two or more plans which are not members of a related group of employee benefit plans) are valued at redemption values that represent the net asset values of units held at year-end. Publicly traded partnerships are valued using trades on a national securities exchange based on the last reported sales price on the last business day of the year.

Investment contracts held by defined contribution plans are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plans. The Group Trust invests in fully benefit-responsive guaranteed investment contracts (GICs) and synthetic investment contracts (Synthetic GICs). GICs are valued at fair value by discounting the associated cash flows of the investment based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. The underlying investments of the Synthetic GICs are owned by the Group Trust and are comprised of common/collective trust funds, corporate bonds and notes, registered investment companies and government securities and are also valued as described above. The fair value of the wrapper contracts for the Synthetic GICs is determined using a market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded as of the trade date. Realized gains and losses on sales of securities are determined on the basis of average cost. Interest earned on investments is recognized on the accrual basis. Dividend income is recognized on the ex-dividend date.

Notes Receivable from Participants Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued, but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a distribution is recorded.

Recent Accounting Standards

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures, (ASC 820) to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect on the Plans’ net assets available for benefits or its changes in net assets available for benefits.

In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010, and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified from investments to notes receivable from participants as of December 31, 2009.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plans’ financial statements.

3.	Fair Value Measurements

ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plans have the ability to access.

Level 2
Inputs to the valuation methodology include:
•  Quoted prices for similar assets and liabilities in active markets;
•  Quoted prices for identical or similar assets or liabilities in inactive markets;
•  Inputs other than quoted market prices that are observable for the asset or liability;
•  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used must maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plans’ management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

4.	Investments

The Plans held investments in the AT&T Master Trust (for certain investment fund options as disclosed in Note 1), and the AT&T Master Trust held an investment in the Group Trust as of December 31, 2010 and 2009, and for the year ended December 31, 2010.

AT&T Savings Plan Master Trust Investments
AT&T established the AT&T Master Trust to manage assets of pooled investment options among various AT&T sponsored employee benefit plans.

Each participating plan’s interest in the investment fund options (i.e., separate accounts) of the AT&T Master Trust is based on account balances of the participants and their elected investment fund options. The AT&T Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and expenses) that can be specifically identified, and by allocating investment income and administrative expenses related to the AT&T Master Trust on a daily basis based on each participant’s account balance within each investment fund option.

The participating plans and ownership percentages of the AT&T Master Trust are listed below:

	December 31,
	2010	2009
AT&T Savings Plan	97.17%	97.67%
AT&T Retirement Savings Plan	2.62%	2.24%
AT&T Puerto Rico Savings Plan	0.18%	0.07%
AT&T Puerto Rico Retirement Savings Plan	0.03%	0.02%
Total	100.0%	100.0%

The Plans’ percentage interest in each of the investment fund options within the AT&T Master Trust at December 31, 2010 is disclosed below:

	December 31, 2010
	AT&T Savings Plan	AT&T Retirement Savings Plan	AT&T Puerto Rico Savings Plan	AT&T Puerto Rico Retirement Savings Plan
Total U.S. Stock Market Index Fund	99.135%	0.850%	0.012%	0.003%
Large Cap U.S. Stock Index Fund	96.181%	3.634%	0.128%	0.057%
Small and Mid-Sized U.S. Stock Index Fund	97.042%	2.681%	0.231%	0.046%
International Stock Index Fund	96.723%	3.041%	0.198%	0.038%
AT&T Shares Fund	98.340%	1.640%	0.017%	0.003%
AT&T Age-Based Asset Allocation Funds:
AT&T Age-Based Allocation 2000 Fund	93.550%	6.218%	0.148%	0.084%
AT&T Age-Based Allocation 2005 Fund	99.499%	0.485%	0.010%	0.006%
AT&T Age-Based Allocation 2010 Fund	96.522%	3.371%	0.081%	0.026%
AT&T Age-Based Allocation 2015 Fund	99.117%	0.860%	0.022%	0.001%
AT&T Age-Based Allocation 2020 Fund	95.801%	3.965%	0.186%	0.048%
AT&T Age-Based Allocation 2025 Fund	98.307%	1.612%	0.079%	0.002%
AT&T Age-Based Allocation 2030 Fund	93.983%	5.719%	0.263%	0.035%
AT&T Age-Based Allocation 2035 Fund	93.456%	6.168%	0.333%	0.043%
AT&T Age-Based Allocation 2040 Fund	84.621%	14.518%	0.728%	0.133%
AT&T Age-Based Allocation 2045 Fund	54.205%	44.914%	0.535%	0.346%
AT&T Age-Based Allocation 2050 Fund	65.746%	33.552%	0.597%	0.105%
Fidelity BrokerageLink®	98.932%	1.068%	-	-

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The Plans’ percentage interest in each of the investment fund options within the AT&T Master Trust at December 31, 2009 is disclosed below:

	December 31, 2009
	AT&T Savings Plan	AT&T Retirement Savings Plan	AT&T Puerto Rico Savings Plan	AT&T Puerto Rico Retirement Savings Plan
Total U.S. Stock Market Index Fund	99.560%	0.437%	-	0.003%
Large Cap U.S. Stock Index Fund	96.289%	3.541%	0.113%	0.057%
Small and Mid-Sized U.S. Stock Index Fund	97.326%	2.502%	0.122%	0.051%
International Stock Index Fund	96.942%	2.832%	0.185%	0.040%
AT&T Shares Fund	98.560%	1.425%	0.013%	0.001%
AT&T age-based asset allocation funds:
AT&T Age-Based Allocation 2000 Fund	93.094%	6.712%	0.102%	0.092%
AT&T Age-Based Allocation 2005 Fund	99.856%	0.138%	0.001%	0.005%
AT&T Age-Based Allocation 2010 Fund	96.665%	3.231%	0.073%	0.031%
AT&T Age-Based Allocation 2015 Fund	99.514%	0.481%	0.005%	-
AT&T Age-Based Allocation 2020 Fund	95.870%	3.937%	0.144%	0.049%
AT&T Age-Based Allocation 2025 Fund	98.994%	0.972%	0.034%	0.001%
AT&T Age-Based Allocation 2030 Fund	94.389%	5.528%	0.051%	0.032%
AT&T Age-Based Allocation 2035 Fund	96.572%	3.382%	0.023%	0.022%
AT&T Age-Based Allocation 2040 Fund	85.857%	13.833%	0.196%	0.115%
AT&T Age-Based Allocation 2045 Fund	62.685%	36.947%	0.053%	0.315%
AT&T Age-Based Allocation 2050 Fund	73.360%	26.517%	0.003%	0.120%
Fidelity BrokerageLink®	98.843%	1.157%	-	-

The financial position of the AT&T Master Trust was as follows:

	December 31,
	2010	2009
Interest bearing cash	$7,960	$6,291
AT&T common stock	3,990,359	3,612,637
Common/collective trust funds	7,232,658	6,029,823
Short-term investments	9,038	12,063
Fidelity BrokerageLink:
Registered investment companies	1,017,792	906,251
Common stock	223,091	168,495
Corporate debt instruments	1,856	1,060
Government bonds	1,557	1,274
Interest bearing cash	143,098	127,076
Other	54	11
Investment in Group Trust	9,590,518	9,108,208
AT&T Master Trust investments, at fair value	$22,217,981	$19,973,189
Net other assets and liabilities	(9,386)	(7,575)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(248,399)	(105,004)
Net assets available for benefits	$21,960,196	$19,860,610

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Net Appreciation in Fair Value of AT&T Master Trust Investments and Total Investment Income for the year ended December 31, 2010:

2010
AT&T common stock	$193,653
Common/collective trust funds	1,227,192
Short term investments	220
Fidelity BrokerageLink:
Registered investment companies	163,765
Common stock	18,985
Corporate debt instruments	68
Government bonds	321
Interest bearing cash	137
Other	5
Investment in Group Trust	646,887
Total net appreciation in fair value of AT&T Master Trust Investments	$2,251,233

Investment interest income	$100

The following tables set forth by level, within the fair value hierarchy, the AT&T Master Trust’s assets at fair value, excluding its investment in the Group Trust:

	AT&T Master Trust Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Interest bearing cash	$7,960	$-	$-	$7,960
Blended equity and debt:
Asset allocation funds1	-	2,114,123	-	2,114,123
U.S. equity securities:
AT&T common stock	3,990,359	-	-	3,990,359
Total U.S. stock market index fund2	-	382,039	-	382,039
Large cap U.S. stock index fund3	-	2,544,283	-	2,544,283
Small and mid-sized U.S. stock index fund4	-	1,298,312	-	1,298,312
International equity securities:
International stock index fund5	-	893,901	-	893,901
Fidelity BrokerageLink:			-
Registered investment companies	1,017,792	-	-	1,017,792
Common stock	223,091	-	-	223,091
Corporate debt instruments	-	1,856	-	1,856
Government bonds	-	1,557	-	1,557
Interest bearing cash	143,098	-	-	143,098
Other	-	54	-	54
Short-term investments	9,038	-	-	9,038
Total assets at fair value	$5,391,338	$7,236,125	$-	$12,627,463

Notes to Financial Statements (Continued)
(Dollars in Thousands)

	AT&T Master Trust Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3		Total

Interest bearing cash	$6,291	$-		$-	$6,291
Blended equity and debt:
Asset allocation funds1	-	1,700,741		-	1,700,741
U.S. equity securities:
AT&T common stock	3,612,637	-		-	3,612,637
Total U.S. stock market index fund2	-	302,781		-	302,781
Large cap U.S. stock index fund3	-	2,282,746		-	2,282,746
Small and mid-sized U.S. stock index fund4	-	932,150		-	932,150
International equity securities:
International stock index fund5	-	811,405		-	811,405
Fidelity BrokerageLink:				-
Registered investment companies	906,251	-		-	906,251
Common stock	168,495	-		-	168,495
Corporate debt instruments	-	1,060		-	1,060
Government bonds	-	1,274		-	1,274
Interest bearing cash	127,076	-		-	127,076
Other	-	11		-	11
Short-term investments	12,063	-		-	12,063
Total assets at fair value	$4,832,813	$6,032,168	$	$-	$10,864,981

1This category includes 11 common/collective trust funds also known as Aged-Based Asset Allocation Funds which are well diversified portfolios that adjust the mix of the various underlying investments over time. The change in allocation of investments is designed to move from a more aggressive investment strategy to a more conservative strategy through the projected retirement date and for a number of years thereafter. The year associated with the fund identification denotes the projected year of retirement of the participant selecting the fund. There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been estimated using the net asset value per share.

2This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Dow Jones Wilshire 5000 Index. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

3This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Standard and Poor's Composite Stock Price Index of 500 stocks (the S&P 500®). There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

4This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Dow Jones Wilshire 4500 Index. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

5This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the All Country World Index ex U.S. Index. Except for a short-term trading fee applicable to certain participant transactions, there are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

AT&T Savings Group Investment Trust Investments
AT&T established the Group Trust to manage assets of pooled investment options among various AT&T sponsored employee benefit trusts. Each participating trust’s interest in the investment fund options (i.e., separate accounts) of the Group Trust is based on account balances of the participants and their elected investment fund options. The Group Trust assets are allocated among the participating plans by assigning to each trust those transactions (primarily contributions, distributions, and expenses) that can be specifically identified and by allocating investment income and administrative expenses to the individual plans on a daily basis based on each participant’s account balance within each investment fund option.

The participating entities’ percentage interest of the Group Trust is listed below:

	December 31,
	2010	2009
AT&T Savings Plan Master Trust (AT&T Master Trust)	86.6%	85.9%
AT&T Savings Master Trust (Master Trust)	6.3%	6.6%
BellSouth Savings and Security Plan	7.1%	7.5%
Total	100.0%	100.0%

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The AT&T Master Trust’s percentage interest in each of the investment fund options within the Group Trust is disclosed below as of December 31, 2010:

	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T Inter-national Stock Fund	AT&T Stable Value Fund	Group Trust
Interest bearing cash	$-	$-	$3,669	$-	$3,669
Common/collective trust funds	-	815,433	218,702	-	1,034,135
103-12 investment entities	-	-	47,732	-	47,732
Equities	-	1,378,536	275,580	-	1,654,116
Equities – loaned	-	(69)	-	-	(69)
Publicly traded partnerships	-	3,676	-	-	3,676
Registered investment companies	1,326,799	36,762	2,120	545	1,366,226
Investment contracts (at fair value):
Guaranteed investment contracts	-	-	-	27,223	27,223
Synthetic GICs:
Interest bearing cash	-	-	-	36,594	36,594
Corporate preferred stock	-	-	-	3,311	3,311
Corporate and other bonds and notes	-	-	-	3,264,699	3,264,699
Registered investment companies	-	-	-	614,215	614,215
Futures	-	-	-	81	81
Government securities	-	-	-	3,468,987	3,468,987
Wrapper contracts	-	-	-	15,609	15,609
Market value of securities on loan	-	69	-	-	69
Collateral received for securities loaned	-	71	-	-	71
Group Trust investments at fair value	1,326,799	2,234,478	547,803	7,431,264	11,540,344
Unsettled trades and other	5,425	(609)	1,381	(446,763)	(440,566)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	-	-	(311,368)	(311,368)
Obligation to return collateral on loaned securities	-	(71)	-	-	(71)
Group Trust net assets	$1,332,224	$2,233,798	$549,184	$6,673,133	$10,788,339
AT&T Master Trust’s percentage ownership interest of investments	98.5%	97.0%	98.1%	79.8%	86.6%

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The AT&T Master Trust’s percentage interest in each of the investment fund options within the Group Trust is disclosed below as of December 31, 2009:

	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T Inter-national Stock Fund	AT&T Stable Value Fund	Group Trust
Interest bearing cash	$-	$59	$3,631	$461	$4,151
Common/collective trust funds	-	555,780	256,331	-	812,111
Corporate and other bonds and notes	-	-	1,131	-	1,131
Equities	-	1,509,879	263,219	-	1,773,098
Equities – loaned	-	(86,639)	(5,511)	-	(92,150)
Publicly traded partnerships	-	3,245	-	-	3,245
Registered investment companies	1,115,939	40,042	2,976	9,842	1,168,799
Registered investment companies – loaned	(8,735)	-	-	-	(8,735)
Investment contracts (at fair value):
Guaranteed investment contracts	-	-	-	28,986	28,986
Synthetic GICs:
Interest bearing cash	-	-	-	19,469	19,469
Corporate preferred stock	-	-	-	3,213	3,213
Corporate and other bonds and notes	-	-	-	2,868,793	2,868,793
Corporate and other bonds and notes – loaned	-	-	-	(71,918)	(71,918)
Registered investment companies	-	-	-	262,154	262,154
Futures	-	-	-	2,253	2,253
Other investments	-	-	-	64,171	64,171
Government securities	-	-	-	3,682,357	3,682,357
Government securities – loaned	-	-	-	(613,841)	(613,841)
Wrapper contracts	-	-	-	9,724	9,724
Market value of securities on loan	8,735	86,639	5,511	685,759	786,644
Collateral received for securities loaned (held in common/collective trust funds)	8,765	88,311	5,660	688,669	791,405
Group Trust investments at fair value	1,124,704	2,197,316	532,948	7,640,092	11,495,060
Unsettled trades and other	3,853	(1,719)	653	(87,909)	(85,122)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	-	-	(132,112)	(132,112)
Obligation to return collateral on loaned securities	(8,914)	(89,817)	(5,757)	(700,413)	(804,901)
Group Trust net assets	$1,119,643	$2,105,780	$527,844	$6,719,658	$10,472,925
AT&T Master Trust’s percentage ownership interest of investments	98.5%	96.9%	98.1%	79.5%	85.9%

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Net Appreciation (Depreciation) in Fair Value of Group Trust Investments and
Total Investment Income for the year ended December 31, 2010

	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T Inter-national Stock Fund	AT&T Stable Value Fund	Group Trust
Interest bearing cash	$-	$-	$64	$-	$64
Common/collective trust funds	-	134,382	3,365	-	137,747
103-12 investment entities	-	-	7,732	-	7,732
Equities	-	157,663	29,914	-	187,577
Publicly traded partnerships	-	(69)	-	-	(69)
Registered investment companies	34,716	26	5	-	34,747
Total net appreciation in fair value of Group Trust Investments	34,716	292,002	41,080	-	367,798

Investment income:
Interest	$-	$46	$2,223	$230,556	$232,825
Dividends	79,410	17,423	6,797	-	103,630
Securities lending	-	176	32	728	936
Total investment income of Group Trust Investments	$79,410	$17,645	$9,052	$231,284	$337,391

Notes to Financial Statements (Continued)
(Dollars in Thousands)

 The following table sets forth by level, within the fair value hierarchy, the Group Trust’s assets at fair value as of December 31, 2010:

	Group Trust Assets and Liabilities at Fair Value December 31, 2010
	Level 1	Level 2	Level 3		Total
Interest bearing cash	$3,669	$-	$-		$3,669
U.S. equity securities:
U.S. common stock:
Large cap	910,941	-	-		910,941
Small cap	467,595	-	-		467,595
Common stock – registered investment companies	36,762	-	-		36,762
U.S. common stock – loaned	(69)	-	-		(69)
Common/collective trusts1	-	815,433	-		815,433
Publicly traded partnerships	3,676	-	-		3,676
International equity securities:
Common stock	271,343	-	-		271,343
Common stock – registered investment companies	2,120	-	-		2,120
Common/collective trusts2	-	218,702	-		218,702
Preferred stock	4,237	-	-		4,237
103-12 investment entities3	-	47,732	-		47,732
Fixed income securities:
Blackrock mutual fund	111,357	-	-		111,357
WAMCO mutual fund	378,428	-	-		378,428
PIMCO total return mutual fund	837,014	-	-		837,014
Stable Value Fund:
Common stock – registered investment companies	545	-	-		545
Guaranteed investment contracts	-	27,223	-		27,223
Synthetic GICs:
Interest bearing cash	-	36,594	-		36,594
Corporate preferred stock	3,311	-	-		3,311
Corporate and other bonds and notes:
U.S. corporate bonds and notes	-	1,417,533	-		1,417,533
International corporate bonds and notes	-	612,459	-		612,459
Asset-backed securities	-	619,982	-		619,982
Collateralized mortgage obligations	-	80,829	-		80,829
Commercial mortgage-backed securities	-	533,896	-		533,896
Short term investment funds - registered investment companies	614,215	-	-		614,215
Futures	81	-	-		81
Government securities:
U.S government4	53,911	3,325,640	-		3,379,551
Municipals	59,528	-	-		59,528
Other	1,035	-	-		1,035
Non U.S government	28,873	-	-		28,873
Wrapper contracts	-	15,609	-		15,609
Market value of securities on loan:
U.S. stock fund	69	-		-	69
Collateral received for securities loaned	71	-		-	71
Total assets and liabilities at fair value	$3,788,712	$7,751,632	$-		$11,540,344
1The objective of these common/collective trust funds held in the AT&T U.S. Stock Fund is to deliver cost-effective, high-quality, active exposure to the large-capitalization U.S. equity market with close tracking of the Russell 3000 Index and to provide for liquidity. These common/collective trust funds have redemption restrictions limited to daily and monthly settlement. All of the common/collective trust funds are invested in either Large-cap or Mid-cap equities, with the majority being Large cap. The fair value of the investment in this category has been estimated using the net asset value per share.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

2The objective of these common/collective trust funds held in the AT&T International Stock Fund is to provide a diversified fund that seeks to provide returns in excess of the international markets as represented by the All Country World Index U.S. index. The common/collective trust funds have redemption restrictions limited to daily, weekly or monthly and participants may be subject to short-term trading fees related to certain transactions. All but one of these funds are invested in developed countries (i.e., developed:  Europe, Japan, UK, Australia, etc.). The fair value of the investment in this category has been estimated using the net asset value per share.

3This is an equity commingled fund that invests primarily in publically traded non-U.S. securities. The fair value of the investments in this category has been estimated using the net asset value per share reported by the fund manager. The fund is selected by AT&T, and AT&T determines the timing and amount of contributions/redemptions, redemptions occur at net asset value. This is an open ended fund with no fund maturity date.

4Average duration of U.S. governments securities is approximately 14 years.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The following table sets forth by level, within the fair value hierarchy, the Group Trust’s assets at fair value as of December 31, 2009:

	Group Trust Assets and Liabilities at Fair Value December 31, 2009
	Level 1	Level 2	Level 3		Total
Interest bearing cash	$3,690	$-	$-		$3,690
U.S. equity securities:
U.S. common stock	1,549,921	-	-		1,549,921
U.S. common stock – loaned	(86,639)	-	-		(86,639)
Common/collective trusts1	-	559,025	-		559,025
International equity securities:
Common stock	266,195	-	-		266,195
Common stock – loaned	(5,511)	-	-		(5,511)
Common/collective trusts2	-	257,462	-		257,462
Fixed income securities:
Blackrock mutual fund	102,951	-	-		102,951
WAMCO core mutual fund	291,592	-	-		291,592
PIMCO total return mutual fund	721,396	-	-		721,396
Total return bond fund - loaned	(8,735)	-	-		(8,735)
Stable Value Fund:
Interest bearing cash	461	-	-		461
U.S. common stock	9,842	-	-		9,842
Guaranteed investment contracts	-	28,986	-		28,986
Synthetic GICs:
Interest bearing cash	19,469	-	-		19,469
Corporate preferred stock	3,213	-	-		3,213
Corporate and other bonds and notes:
Asset-backed securities	-	606,757	-		606,757
Collateralized mortgage obligations	-	592,549	-		592,549
Commercial mortgage-backed securities	-	136,582	-		136,582
Other	-	1,532,905	-		1,532,905
Corporate and other bonds and notes – loaned	-	(71,918)	-		(71,918)
Registered investment companies	262,154	-	-		262,154
Futures	2,253	-	-		2,253
Other investments	64,171	-	-		64,171
Government securities	-	3,682,357	-		3,682,357
Government securities – loaned	-	(613,841)	-		(613,841)
Wrapper contracts	-	9,724	-		9,724
Market value of securities on loan:
U.S. stock fund	86,639	-		-	86,639
International stock fund	5,511	-		-	5,511
Total return bond fund	8,735	-		-	8,735
Synthetic GICs:
Corporate and other bonds and notes	-	71,918		-	71,918
Government securities	-	613,841		-	613,841
Collateral received for securities loaned3	-	791,405		-	791,405
Total assets and liabilities at fair value	$3,297,308	$8,197,752	$-		$11,495,060
1The objective of these common/collective trust fund held in the AT&T U.S. Stock Fund is to deliver cost-effective, high-quality, active exposure to the large-capitalization U.S. equity market with close tracking of the Dow Jones Wilshire 5000 and to provide for liquidity. These common/collective trust funds have redemption restrictions limited to daily and monthly settlement. All of the common/collective trust funds are invested in either Large-cap or Mid-cap equities, with the majority being Large cap. The fair value of the investment in this category has been estimated using the net asset value per share.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

2The objective of these common/collective trust funds held in the AT&T International Stock Fund is to provide a diversified fund that seeks to provide returns in excess of the international markets as represented by the All Country World Index ex U.S. index. The common/collective trust funds have redemption restrictions limited to weekly, semi-monthly or monthly and participants may be subject to short-term trading fees related to certain transactions. All but one of these funds are invested in developed countries (i.e., developed:  Europe, Japan, UK, Australia, etc.). The fair value of the investment in this category has been estimated using the net asset value per share.

3 There were three collateral pools in which the Group Trust invested:  1) The Pooled Employee ASL Short Term Fund, 2) The Term Assets Liquidating Trust and 3) The ASL Short Term Fund - SIGMA (Liquidating Fund). The Pooled Employee ASL Short Term Fund consisted of liquid securities that could be redeemed on a one-day notice for return to borrowers immediately upon recall of loaned securities. There was $520,143 invested in this fund as of December 31, 2009. The Term Assets Liquidating Trust consisted of non-liquid securities that were performing but were intended to be held until maturity. Redemptions from this Trust were prohibited; however, the Plan could exit this Trust, receive a proportionate share of the securities, and then sell the assets. It was expected that over 93% of this pool would mature within 360 days. There was $267,282 invested in this fund as of December 31, 2009. The ASL Short Term Fund - SIGMA (Liquidating Fund) consisted of assets in default that were valued at $526. Lending income was reserved to offset the deficiency in this the Liquidating Fund. Redemptions from the Liquidating Fund were prohibited; however, the Plan could exit the Liquidating Fund, receive a proportionate share of the securities, and then sell the assets. There was $3,454 invested in noncash investments, such as U.S. government debt.

Derivative Financial Instruments
In the normal course of operations, Group Trust assets and liabilities held in the AT&T Stable Value Fund (Stable Value Fund) may include derivative financial instruments (futures and foreign currency forward contracts). These instruments involve, in varying degrees, elements of credit and market volatility risks in excess of more traditional investment holdings such as equity and debt instruments. The contract or notional amounts disclosed provide a measure of the Group Trust’s involvement in such instruments but are not indicative of potential loss. The intent is to use derivative financial instruments as an economic hedge to manage market volatility and foreign currency exchange rate risk associated with the Stable Value Fund’s investment assets. The Group Trust’s fiduciaries do not anticipate any material adverse effect on the Group Trust’s financial position resulting from its involvement in these instruments.

The following table presents the effect of gains with respect to these derivative instruments, by type of derivative. The gains are located on the Statement of Changes in Net Assets Available for Benefits as Net Income from Investment in AT&T Savings Plan Master Trust to the extent of the Plans’ ownership in the AT&T Master Trust.

Year Ended December 31, 2010
Futures contracts	$81
Forward foreign currency exchange rate contracts	$2,257

Futures Contracts
The primary risk managed by the Group Trust using futures contracts is the price risk associated with investments. On behalf of the AT&T Master Trust, investment managers enter into various futures contracts to economically hedge investments in domestic securities. These contracts, which are considered derivatives under Accounting Standards Codification Topic 815, Derivatives and Hedging, are agreements between two parties to buy or sell a security or financial interest at a set price on a future date and are standardized and exchange-traded. Upon entering into such a contract on behalf of the Group Trust, the investment manager is required to pledge to the broker an amount of cash or securities equal to the minimum “initial margin” requirements of the exchange on which the contract is traded. Pursuant to the contract, the investment manager agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in the value of the contract. Such receipts or payments are known as variation margin and are recorded on a daily basis by the trustee as a realized gain or loss equal to the difference in the value of the contract between daily closing prices. Upon entering into such contracts, the Group Trust bears the risk of interest or exchange rates or securities prices moving unexpectedly, in which case, the Group Trust may not achieve the anticipated benefits of the futures contracts and may realize a loss. With futures, there is minimal counterparty credit risk to the Group Trust since futures are exchange traded and the exchange’s clearinghouse, as counterparty to all exchange traded futures, guarantees the futures against default. The investments in the Group Trust are subject to interest rate risk. The U.S. interest rate futures held in the portfolio as of December 31, 2010 and 2009 were used primarily to hedge and manage the duration risk of the portfolio.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The fair value of the open futures contracts is separately disclosed in the detail of the Group Trust investments presented below and are included in the Statement of Net Assets Available for Benefits to the extent of the Plans’ ownership in the A&T Master Trust.

At December 31, 2010, open futures contracts held in the Group Trust were as follows:

Type of Contract	Number of Contracts Buy/(Sell)	Expiration	Notional Value	Fair Value
90-Day EuroDollar Future	(405)	3/2012	$(100,288)	$(147)
U.S. Treasury Bond Future	(184)	3/2011	(22,471)	630
U.S. 10-Year Treasury Notes Future	(151)	3/2011	(18,186)	(61)
U.S. 5-Year Treasury Notes Future	283	3/2011	33,314	(5)
U.S. 2-Year Treasury Notes Future	170	3/2011	37,214	(19)
U.S Ultra Bond Future	(12)	3/2011	(1,525)	42
U.S. Treasury Bond Future	(45)	3/2011	(5,496)	129
U.S. 10-Year Treasury Notes Future	195	3/2011	23,485	(770)
U.S. 2-Year Treasury Notes Future	402	3/2011	88,000	(57)
U.S Ultra Bond Future	(160)	3/2011	(20,335)	339
Total			$13,712	$81

At December 31, 2009, open futures contracts held in the Group Trust were as follows:

Type of Contract	Number of Contracts Buy/(Sell)	Expiration	Notional Value	Fair Value
90-Day EuroDollar Future	(39)	6/2010	$(9,684)	$(301)
U.S. Treasury Bond Future	(295)	3/2010	(34,036)	2,115
U.S. 10-Year Treasury Notes Future	(105)	3/2010	(12,123)	300
U.S. 5-Year Treasury Notes Future	57	3/2010	6,520	(101)
U.S. 2-Year Treasury Notes Future	(253)	3/2010	(54,715)	285
U.S. 10-Year Treasury Notes Future	(243)	3/2010	(28,055)	1,067
U.S. 5-Year Treasury Notes Future	197	3/2010	22,533	(363)
U.S. 2-Year Treasury Notes Future	639	3/2010	138,194	(749)
Total			$28,634	$2,253

Foreign Currency Contracts
The primary risks managed by the Group Trust using foreign currency contracts is the foreign currency exchange rate risk associated with the Group Trust’s investments denominated in foreign currencies. On behalf of the Group Trust, investment managers enter into foreign currency forward contracts, which are agreements to exchange foreign currencies at a specified future date at a specified rate, the terms of which are not standardized on an exchange. These contracts are intended to minimize the effect of currency fluctuations on the performance of investments denominated in foreign currencies. Although in some cases, foreign currency forward contracts are used to express a view on the direction of a particular currency, risk arises both from the possible inability of the counterparties to meet the terms of the contracts (credit risk) and from movement in foreign currency exchange rates (market risk). Foreign currency forward contracts are entered into with major banks to minimize credit risk, and accordingly, no credit reserve has been established against these amounts.

The contracts are recorded at fair value on the date the contract is entered into, which is typically zero. The fair value of the foreign currency contracts are disclosed in unsettled trades and other of the Group Trust and are included in the Statement of Net Assets Available for Benefits to the extent of the Plans’ ownership in the A&T Master Trust.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

As of December 31 2010 and 2009, the contracts held by the Group Trust were:

	Notional Value		Fair Value
	2010	2009	2010	2009
Derivative assets	$105,795	$118,767	$671	$(835)

Derivative liabilities	$105,795	$118,767	$408	$846

Fully Benefit-Responsive Investment Contracts
The Stable Value Fund consists of fully benefit-responsive investment contracts with various financial institutions and insurance companies, which can be accounted for by the plan at contract value. Generally contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The benefit-responsive investment contracts held by the Stable Value Fund as of December 31, 2010 include registered investment contracts, Traditional Guaranteed Investment Contracts (“Traditional GICs” or “GICs”) and Synthetic GICs. Synthetic GICs are constructed by combining a stable value insurance wrapper contract and a fixed income portfolio. The assets supporting the Synthetic GICs are owned by the Group Trust and generally consist of high quality fixed income securities. At December 31, 2010, the underlying net assets in the Stable Value Fund allocated to the AT&T Master Trust had a fair value of $5,571,570 and a contract value of $5,323,171. At December 31, 2009, the underlying net assets in the Stable Value Fund allocated to the AT&T Master Trust had a fair value of $5,446,265 and a contract value of $5,341,262. For the years ended December 31, 2010 and 2009, the average yield earned on these contracts was 2.41% and 3.05%, and the average yield earned by the AT&T Master Trust and the Plans, adjusted to reflect actual interest rate credited to participants, was 3.60% and 3.43%. No valuation reserves were recorded to adjust contract amounts as of December 31, 2010 or 2009.

Traditional GICs are issued by insurance companies and typically pay a guaranteed fixed or floating rate of interest over the life of the contract with a repayment of principal at maturity. A Synthetic GIC is similar to a Traditional GIC but has unbundled the insurance and investment components of the Traditional GIC.

Wrapper contracts are typically issued by a bank or insurance company, and seek to provide preservation of principal by permitting daily liquidity at contract value for participant directed transactions, in accordance with the provisions of the Plans. Wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments through adjustments to the future interest crediting rate of the contract. Wrapper contracts typically contain contractual provisions that prevent the interest crediting rate from falling below zero. The fair value of the wrapper contracts for the Group Trust was $15,609 and $9,724 at December 31, 2010 and 2009.

Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis and are based on the characteristics of the underlying fixed income securities. Other key factors that influence the interest crediting rates are market interest rates, the amount and timing of participant transactions into and out of the wrapper contract, investment returns on the underlying fixed income securities, the duration of those investments, and the default or credit failure of any of the securities. In some instances, the default or credit failure of a security could result in the reduction of contract value, and a loss of principal would be realized by the Stable Value Fund. Changes in market interest rates can affect the yield to maturity and the market value of the underlying investment, and can have a material impact on the wrapper contract’s interest crediting rate. Additionally, participant withdrawals and transfers from the Stable Value Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plans’ statement of net assets available for benefits as the “Adjustment from fair value to contract value for fully benefit-responsive investment contracts,” and the amount allocated to the AT&T Master Trust totaled $(248,399) at December 31, 2010 and $(105,004) at December 31, 2009. If this adjustment is positive, it indicates that the wrapper contract value is greater than the market value of the underlying investments and the embedded market value losses will be amortized in the future through a lower interest crediting rate. If the adjustment is negative, the embedded market gains would cause the future interest crediting rate to be higher.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

In certain circumstances, the amount withdrawn from the wrapper contract could be payable at fair value rather than at contract value. These events include termination of the Plans, a material adverse change to the provisions of the Plans, if AT&T elects to withdraw from a wrapper contract in order to switch to a different investment provider or, in the event of a spin-off or sale of a division, if the terms of the successor plan do not meet the contract issuers’ underwriting criteria for issuance of a clone wrapper contract. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plans’ loss of qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plans. The Company does not believe any of the events are probable of occurring in the foreseeable future.

Securities Lending
The Group Trust is authorized to engage in the lending of certain assets. Securities lending is an investment management enhancement that utilizes the existing securities of the Group Trust to earn additional income. Securities lending involves the loaning of securities to a selected group of approved banks and broker-dealers. In return for the loaned securities, the trustee, prior to or simultaneous with delivery of the loaned securities to the borrower, receives collateral in the form of cash or U.S. government securities as a safeguard against possible default of any borrower on the return of the loan under terms that permit the Group Trust to repledge or sell the securities. Each loan is initially collateralized, in the case of: (a) loaned securities denominated in U.S. dollars or whose primary trading market is located in the U.S. to the extent of 102% of the market value of the loaned securities, or (b) loaned securities not denominated in U.S. dollars or whose primary trading market is not located in the U.S. to the extent of 105% of the market value of the loaned securities. The collateral is marked to market on a daily basis. The Group Trust elected to cease securities lending activity in 2010. All loans were returned to the Group Trust and all collateral was returned to the borrowers in early 2011.

The fair value of securities on loan was $69 and $786,644 as of December 31, 2010 and 2009, and the value of collateral held was $71 and $791,405 at December 31, 2010 and 2009. The reported collateral at December 31, 2010, did not include noncash holdings. The collateral is invested in equities (classified as Level 1). Income earned on securities lending is used to offset administrative expenses and was $936 for the year ended December 31, 2010.

Investment Risk
Investments held by the Group Trust and the AT&T Master Trust are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Participants’ accounts that are invested in the Company stock fund option are exposed to market risk in the event of a significant decline in the value of AT&T stock.

Additionally, the Group Trust invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

5.	Related Party Transactions

The assets of the Plans are invested in AT&T stock either through the Group Trust or AT&T Master Trust. Because the Company is the plan sponsor of the Plans, transactions involving the Company’s stock qualify as party-in-interest transactions. In addition, certain investments held by the Plans, Group Trust and AT&T Master Trust are managed by BNY Mellon and Fidelity as trustee and record keeper, respectively, as defined by various  agreements. In addition, certain investments were managed by State Street and Fidelity as trustee and record keeper as defined by various agreements. Therefore, these transactions and fees paid to these entities qualify as parties-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

6.	Tax Status

The ASP has received a determination letter from the Internal Revenue Service (IRS) dated August 20, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the ASP was amended. Once qualified, the ASP is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the ASP is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the ASP, as amended, is qualified and the related trust is tax exempt.

The ARSP has received a determination letter from the IRS dated August 6, 2002, stating that the ARSP is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the ARSP was amended. Once qualified, the ARSP is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the ARSP is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt. In addition, the ARSP was filed with the IRS for a new favorable determination letter on February 2, 2009 pursuant to, and as a part of, the IRS determination letter filing program (Cycle C) and that request is still pending.

The ASP-PR has received a determination letter from the Commonwealth of Puerto Rico’s Department of Treasury (Treasury) dated December 30, 2010, stating that the ASP-PR is qualified under Sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code of 1994 (the Puerto Rico Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Treasury, the ASP-PR was amended. Once qualified, the ASP-PR is required to operate in conformity with the Puerto Rico Code to maintain its qualification. The plan administrator believes the ASP-PR is being operated in compliance with the applicable requirements of the Puerto Rico Code and, therefore, believes that the ASP-PR, as amended, is qualified and the related trust is tax exempt.

The ARSP-PR has received a determination letter from the Commonwealth of Puerto Rico’s Department of Treasury (Treasury) dated December 1, 2010, stating that the ARSP-PR is qualified under Sections 1165(a) and 1165(e) of the Puerto Rico Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Treasury, the ARSP-PR was amended. Once qualified, the ARSP-PR is required to operate in conformity with the Puerto Rico Code to maintain its qualification. The plan administrator believes the ARSP-PR is being operated in compliance with the applicable requirements of the Puerto Rico Code and, therefore, believes that the ARSP-PR, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plans. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS or Treasury. The Plans administrator has analyzed the tax positions taken by the Plans, and has concluded that as of December 31, 2010, there were no uncertain positions taken or expected to be taken. The Plans have recognized no interest or penalties related to uncertain tax positions. The Plans are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plans administrator believes they are no longer subject to income tax examinations for years prior to 2007.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31, 2010:

	AT&T Savings Plan	AT&T Retirement Savings Plan	AT&T Puerto Rico Savings Plan	AT&T Puerto Rico Retirement Savings Plan
Net Assets Available for Benefits per the financial statements	$21,814,711	$633,794	$42,363	$6,848
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	242,945	4,903	507	44
Distributions payable to participants	(4,899)	(35)	-	-
Net Assets Available for Benefits per the Form 5500	$22,052,757	$638,662	$42,870	$6,892

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31, 2009:

	AT&T Savings Plan	AT&T Retirement Savings Plan	AT&T Puerto Rico Savings Plan	AT&T Puerto Rico Retirement Savings Plan
Net Assets Available for Benefits per the financial statements	$19,851,480	$488,982	$15,803	$5,428
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	102,825	2,071	89	18
Distributions payable to participants	(1,571)	-	-	-
Net Assets Available for Benefits per the Form 5500	$19,952,734	$491,053	$15,892	$5,446

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date. The following is a reconciliation of distributions to participants per the financial statements to the Form 5500 for the year ended December 31, 2010:

	AT&T Savings Plan	AT&T Retirement Savings Plan	AT&T Puerto Rico Savings Plan	AT&T Puerto Rico Retirement Savings Plan
Distributions to participants per the financial statements	$1,457,872	$69,344	$1,975	$593
Distributions payable to participants at December 31, 2010	4,899	35	-	-
Distributions payable to participants at December 31, 2009	(1,571)	-	-	-
Distributions to participants per the Form 5500	$1,461,200	$69,379	$1,975	$593

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Fully benefit-responsive contracts are recorded on the Form 5500 at fair value versus contract value on the financial statements. The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2010:

	AT&T Savings Plan	AT&T Retirement Savings Plan	AT&T Puerto Rico Savings Plan	AT&T Puerto Rico Retirement Savings Plan
Total additions per the financial statements	$3,408,001	$192,784	$7,952	$2,053
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2010	242,945	4,903	507	44
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2009	(102,825)	(2,071)	(89)	(18)
Total income per the Form 5500	$3,548,121	$195,616	$8,370	$2,079

Notes to Financial Statements (Continued)
(Dollars in Thousands)

8.	Nonparticipant-Directed Investments

The ESOP component of the Plans is held as a separate account under the AT&T Master Trust. The participating plans and ownership percentages of the ESOP are listed below:

	December 31,
	2010	2009
AT&T Savings Plan	95.10%	97.44%
AT&T Retirement Savings Plan	4.73%	2.49%
AT&T Puerto Rico Savings Plan	0.12%	0.04%
AT&T Puerto Rico Retirement Savings Plan	0.05%	0.03%
Total	100.0%	100.0%

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31 was as follows:

	2010	2009
Assets
AT&T common stock	$1,914,413	$1,614,044
Temporary cash investments	3,364	1,798
Receivable for investments sold	844	1,167
Other receivables	-	1
Total Assets	1,918,621	1,617,010
Liabilities
Payable for investments purchased	768	11
Total Liabilities	768	11
Net Assets Available for Benefits*	$1,917,853	$1,616,999

*A portion of these amounts include participant and nonparticipant-directed investments.

2010

Net Assets Available for Benefits, December 31, 2009*	$1,616,999

Transfers from other funds	427,440
Net appreciation in fair value of common stock	100,374
Administrative expenses	(227)
Transfers to other funds	(226,733)
300,854

Net Assets Available for Benefits, December 31, 2010*	$1,917,853

*A portion of these amounts include participant and nonparticipant-directed investments.

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010
(Dollars in Thousands)

AT&T SAVINGS PLAN
EIN 43-1301883, PLAN NO. 002

	Description of	Current
Identity of Issue	Investment	Value

Loan Fund
* Loans to Plan participants	3.25% -11.0%	$475,022

TOTAL		$475,022
*   Party-in-Interest.

AT&T RETIREMENT SAVINGS PLAN
EIN 43-1301883, PLAN NO. 009

	Description of	Current
Identity of Issue	Investment	Value

Loan Fund
* Loans to Plan Participants	4% -10.5%	$54,645

TOTAL		$54,645
*   Party-in-Interest.

AT&T PUERTO RICO SAVINGS PLAN
EIN 43-1301883, PLAN NO. 010

	Description of	Current
Identity of Issue	Investment	Value

Loan Fund
* Loans to Plan Participants	3.25% - 9.25%	$3,055

TOTAL		$3,055
*   Party-in-Interest.

AT&T PUERTO RICO RETIREMENT SAVINGS PLAN
EIN 43-1301883, PLAN NO. 011
	Description of	Current
Identity of Issue	Investment	Value

Loan Fund
* Loans to Plan Participants	4.25% - 9.25%	$897

TOTAL		$897
*   Party-in-Interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AT&T Retirement Savings Plan

By AT&T Services, Inc., Plan Administrator for the Foregoing Plans

By	/s/ Paul W. Stephens
Paul W. Stephens
Senior Vice President and Controller

Date: June 17, 2011

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit
Number

23	Consent of Independent Registered Public Accounting Firm